UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2014 (Report Number 3)

ALCOBRA LTD.

(Translation of registrant's name into English)

Amot Investment Building

2 Weizman St. 9th Floor

Tel Aviv 6423902 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

Attached hereto and incorporated by reference herein is the registrant's press release issued on March 26, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcobra Ltd. (Registrant) By /s/ Dr. Yaron Daniely
Name: Dr. Yaron Daniely
Chief Executive Officer and President

Date: March 26, 2014

U.S. Investor Contacts:	Israel Investor Contact:
LifeSci Advisors, LLC	Alcobra Investor Relations
Michael Rice	Debbie Kaye
646-597-6979	+972-72 2204661
mrice@lifesciadvisors.com	debbie@alcobra-pharma.com

Alcobra Announces Shares Uplisted to NASDAQ Global Market

Tel Aviv, Israel – March 26, 2014 – Alcobra Ltd. (NASDAQCM: ADHD), an emerging biopharmaceutical company primarily focused on the development and commercialization of its proprietary drug candidate Metadoxine Extended Release (MDX), to treat cognitive dysfunctions, such as ADHD and Fragile X Syndrome, announced today that it’s stock has been approved to list on the Nasdaq Global Market, effective with the open of the stock market on Friday, March 28, 2014. Until the stock is transferred to Nasdaq Global Market, ADHD’s stock will continue to trade on the Nasdaq Capital Market. The company will continue to trade under its existing ticker symbol “ADHD.”

The listing requirements for the NASDAQ Global Market are more stringent than those for the NASDAQ Capital Market, and are based on certain financial and liquidity requirements, such as income from continuing operations, stockholders equity, market capitalization, total assets and revenue, publicly held shares, market value of publicly held shares, minimum bid price, round-lot shareholders, market makers, and operating history.

About Alcobra Ltd.

Alcobra Ltd. is an emerging biopharmaceutical company primarily focused on the development and commercialization of a proprietary drug candidate, MDX (Metadoxine Extended Release (MG01CI)), to treat cognitive dysfunctions including Attention Deficit Hyperactivity Disorder (ADHD) and Fragile X Syndrome. MDX has completed Phase II studies to treat Attention Deficit Hyperactivity Disorder. The company was founded in 2008 and is headquartered in Tel Aviv, Israel. For more information please visit the Company’s website, www.alcobra-pharma.com, the content of which is not incorporated herein by reference.

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